UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

89 Nexus Way, Camana Bay

Grand Cayman KY1-9009

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

The information contained in this Form 6-K and any exhibits hereto shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-282263).

Moolec Science SA Regained Compliance with All Nasdaq Capital Market Continued Listing Requirements

On June 1st, 2026, Moolec Science SA (the “Company”) received a letter from the Nasdaq Hearings Panel (the “Panel”) notifying the Company that it has regained compliance with all previously cited Nasdaq Capital Market continued listing requirements, including Nasdaq Listing Rule 5250(c)(1) relating to periodic financial reporting, Nasdaq Listing Rule 5550(a)(2) relating to the minimum bid price requirement, and Nasdaq Listing Rule 5550(b)(1) relating to the minimum stockholders’ equity requirement, as required by the Panel’s decision dated January 23, 2026.

The Panel further informed the Company that, although it has regained compliance with the foregoing listing requirements, it has determined to impose a discretionary monitoring period pursuant to Nasdaq Listing Rule 5815(d)(4)(A) for a period of one year from the date of the Panel’s letter. In addition, the Company will be subject to a mandatory panel monitor pursuant to Nasdaq Listing Rule 5815(d)(4)(B) with respect to Nasdaq Listing Rule 5250(c)(1) and Nasdaq Listing Rule 5550(b)(1) for a period of one year from the date of the Panel’s letter.

The Company intends to continue monitoring its compliance with all applicable Nasdaq continued listing requirements. However, there can be no assurance that the Company will be able to maintain compliance with all applicable Nasdaq continued listing requirements in the future.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Moolec Science SA
(registrant)

Date: June 2, 2026	By:	/s/ Alejandro Antalich
	Name:	Alejandro Antalich
	Title:	Chief Executive Officer

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